

Mail Stop 6010

February 3, 2009

Via Facsimile and U.S. Mail

Mr. David Szostak
President
PetroAlgae Inc.
1901 S. Harbor City Blvd., Suite 300
Melbourne, FL   32901

> **Re: PetroAlgae Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed June 18, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **File No. 0-24836**

Dear Mr. Szostak:

We have reviewed your response letter dated December 19, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial statements

1.   Please refer to prior comment 3. We note that you continue to believe that your
        disclosure controls and procedures were effective based on the fact that management had
        performed the assessment of internal control over financial reporting. However, we note
        that the company failed to include its report on internal control over financial reporting in
        the Form 10-K for the year ended December 31, 2007 as required by Item 9A(T) of
        Regulation S-K. Please explain how you considered the definition of disclosure controls
        and procedures provided in Rule 13a-15(e), which indicates that effective controls and
        procedures would ensure that information required to be disclosed by the issuer is
        recorded, processed, summarized and <u>reported</u> within the time periods specified in the
        Commission's rules and forms, in reaching a conclusion that your disclosure controls and
        procedures were effective. Further to the above, as discussed in Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting rendered your annual
        report materially deficient and also rendered the company not timely or current in its
        Exchange Act Reporting. In light of these facts, please explain how you could conclude
        that disclosure controls and procedures were effective. Alternatively, please amend the
        10-K to disclose management's revised conclusion on the effectiveness of your disclosure
        controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal
        year.

2.   We note your response to prior comment 4. We further note that the draft Form 10-K/A
        included as Exhibit A to your response letter does not appear to include revised
        certifications. In connection with the Form 10-K/A for the year ended December 31,
        2007, please also include revised certifications that include all of the information as set
        forth in Item 601(b)(31) of Regulation S-K, including the language regarding internal
        control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b).
        In this regard, please note that to the extent your Form 10-K/A does not include financial
        statements, you may elect to omit the third paragraph of the certification.   Finally, please
        note that each of your current Principal Executive Officer and Principal Financial Officer
        is required to sign a separate certification for each amendment. Refer to Question 3 of
        the Frequently Asked Questions Regarding the Sarbanes-Oxley Act of 2002 (revised
        November 14, 2002).

Forms 10-Q as of March 31, 2008, June 30, 2008 and September 30, 2008

Exhibit 31.1

3.   We note that the certifications filed in Exhibit 31.1 to each of your Forms 10-Q in 2008
        do not include the language regarding internal control over financial reorting in the
        introduction to paragraph and in paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Please file an amendment to each of your Forms 10-Q that includes the cover page, an explanatory page, the signature page and the certifications of each of your current Principal Executive Officer and Principal Financial Officer that conforms to Item 601(b)(31) of Regulation S-K. Please note that to the extent your Forms 10-Q/A does not include financial statements, you may elect to omit the third paragraph of the certification.

Form 8-K Filed December 29, 2009

4. We note that PetroAlgae's historical financial statements have been audited by Stark Winter Schenkein & Co, LLP. However, Dover Glen's historical financial statements were audited by Michael F. Cronin. Please tell us who will be the continuing auditor. In addition, tell us how you have considered the disclosure requirements of Item 4.01 of Form 8-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief